FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Brett, Lawrence (Last) (First) (Middle) Adelphia Communications, Suite 203 2600 Eltham Ave. (Street) Norfolk, VA 23513 (City) (State) (Zip)	2. Date of Event Requiring Statement Month/Day/Year September 26,2002 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) ###-##-####
4. Issuer Name andTicker or Trading Symbol

Adelphia Communications Corporation, Inc.
(ADELQ)

5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)
   Other (specify below)

Description     Regional Vice President (Southeastern Region)
6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr.4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Class A Common	500	D
Class A Common	107.76	I	By 401(k) Plan

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	3. Title and Amount of Underlying Securities (Instr. 4) Title / Amount or Number of Shares	4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
Employee Stock Option	(1) / 02/06/2011	Class A Common / 1000	$44.25	D
Performance Units (2)	(3) / None	Class A Common / 1295		D
Explanation of Responses:

(1) The option becomes exercisable in 2 installments: 60% on 02/06/2004 and the remaining 40% on 02/06/2005
(2) Performance Units represent "phantom" securities of Adelphia Class A Common.
(3) Vested Performance Units are payable upon a "payment event," which is defined to include retirement and certain termination of employment. Performance Units are subject to the following vesting schedule: 12/31/1999 (188.66 units); 12/31/2000 (620.33 units); 12/31/2001 (1052 units); 12/31/2002 (1295 units).
(4)

By: /s/ Lawrence Brett November 21, 2002 ** Signature of Reporting Person Date SEC 2270 (07/02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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